Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,			Nine Months Ended December 31,
	2006	2005		2006	2005
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$56,690	$(5,460)		$100,276	$36,283
Fixed charges (net of interest capitalized)	14,792	17,387		43,296	46,725
Distribution of earnings from unconsolidated affiliates	7,878	—		7,878	8,503

Total Earnings	$79,360	$11,927		$151,450	$91,511

Fixed Charges and Preference Dividends
Interest expense	$14,347	$16,966		$41,961	$45,270
Interest capitalized	—	—		—	799
Amortization of premiums, discounts, and debt issuance costs	445	421		1,335	1,455

Total Fixed Charges	14,792	17,387		43,296	47,524
Dividends on convertible perpetual preferred stock (pretax)	5,757	—		17,012	—

Total Fixed Charges and Preference Dividends	$20,549	$17,387		$60,308	$47,524

Ratio of Earnings to Fixed Charges	5.37	0.69		3.50	1.93

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.86	0.69		2.51	1.93

		(A	)

(A)	The ratio of fixed charges and the ratio of earnings to combined fixed charges and preference dividends were less than 1.00 due to a non-recurring charge of $23,861 for restructuring and impairment costs. Had earnings been $5,460 higher, both ratios would have been 1.00.